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                                                                    EXHIBIT 99.4

                                  June 3, 1999

To Our Stockholders:

     I am pleased to inform you that Marcam Solutions, Inc. ("Marcam"), Invensys, plc, M Acquisition Corp., an indirect wholly owned subsidiary of Invensys, and M Merger Sub, Inc., a direct wholly owned subsidiary of Purchaser and an indirect wholly owned subsidiary of Invensys ("Offeror"), have entered into an Agreement and Plan of Merger dated as of May 27, 1999 (the "Merger Agreement") pursuant to which Offeror has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of Marcam common stock and associated preferred stock purchase rights (the "Shares") for $7.50 per share. Under the Merger Agreement, the Offer will be followed by a merger of Offeror into Marcam (the "Merger") in which any remaining Shares (other than Shares as to which appraisal rights have been properly exercised and perfected, Shares held in treasury by the Company or Shares owned by Invensys or its affiliates) will be converted into the right to receive $7.50 per Share in cash, without interest.

     Your Board of Directors has unanimously determined that the Offer and the Merger are fair to and in the best interests of Marcam's stockholders and recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer. You are encouraged to consult with your financial or tax adviser regarding the impact thereof on you prior to tendering your Shares in the Offer or voting to approve the Merger.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission, including, among other things, the opinion of Broadview International LLC, the financial advisor retained by the Board of Directors, to the effect that, as of May 25, 1995, the $7.50 in cash to be received by the holders of Shares in the Offer and Merger is fair to such holders from a financial point of view.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated June 3, 1999, of Offeror, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully.

                                          Sincerely,

                                          /s/ JONATHAN C. CRANE
                                          --------------------------------------
                                          Jonathan C. Crane
                                          Chairman of the Board, President
                                          and Chief Executive Officer